Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Triton International Limited:

We consent to the use of our reports dated February 14, 2020, with respect to the consolidated balance sheets of Triton International Limited as of December 31, 2019 and 2018, and the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes and the related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2019, which reports appear in the December 31, 2019 annual report on Form 10-K of Triton International Limited, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

New York, New York

August 28, 2020